EXHIBIT 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 27, 2012

Contact:                      Kevin Begley, CFO
(973) 467-2200, Ext. 220
kevin.begley@wakefern.com

Springfield, New Jersey – December 5, 2012 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 27, 2012.

Net income was $5,855,000 in the first quarter of fiscal 2013, a decrease of 13% from the first quarter of the prior year.  Net income decreased due to lower gross profit percentages and higher operating expenses as a percentage of sales.  Partially offsetting these decreases in net income were substantially greater sales in the last week of the quarter due to hurricane Sandy and reduced losses in the two Maryland stores compared to the first quarter of the prior year, which was the initial quarter of operations.  The Maryland stores sales remain lower than expected as we continue to build market share and brand awareness.

             Sales were $358,151,000 in the first quarter of fiscal 2013, an increase of 4.5% compared to the first quarter of the prior year.  Sales increased due to the acquisition of a store in Old Bridge, NJ on January 29, 2012 and a same store sales increase of 2.6%.  Same store sales increased due to very high sales in the last week of the quarter as customers prepared for hurricane Sandy and higher sales in the two stores in Maryland, which opened on July 28, 2011 and are now included in same store sales.  Sales continue to be impacted by economic weakness, high gas prices and high unemployment, which has resulted in increased sale item penetration and trading down.  The Company expects same store sales in fiscal 2013 to increase from 1.5% to 3.5%.

            Gross profit as a percentage of sales decreased to 26.7% in the first quarter of fiscal 2013 compared to 27.1% the first quarter of the prior year due to decreased departmental gross margin percentages and increased warehouse assessment charges from Wakefern. These decreases were partially offset by higher patronage dividends and lower LIFO charges.

            Operating and administrative expense as a percentage of sales increased to 22.4% in the first quarter of fiscal 2013 compared to 22.1% in the first quarter of the prior year due to higher payroll and fringe benefit costs.  Benefit costs increased due to higher medical and pension expense.  In addition, the first quarter of fiscal 2013 included a $648,000 pretax charge from the settlement of a dispute with a landlord and $1,194,000 pretax income from settlement of the national credit card lawsuit.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions;  uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

19

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended
	October 27, 2012	October 29, 2011

Sales	$358,151	$342,737

Cost of sales	262,514	249,861

Gross profit	95,637	92,876

Operating and administrative expense	80,256	75,901

Depreciation and amortization	4,909	4,773

Operating income	10,472	12,202

Interest expense	(1,074)	(1,184)

Interest income	682	625

Income before income taxes	10,080	11,643

Income taxes	4,225	4,907

Net income	$5,855	$6,736

Net income per share:
Class A common stock:
Basic	$0.52	$0.59
Diluted	$0.42	$0.49

Class B common stock:
Basic	$0.30	$0.38
Diluted	$0.30	$0.38

Gross profit as a % of sales	26.7%	27.1%

Operating and administrative expense as a % of sales	22.4%	22.1%

20